Uche D. Ndumele
212.536.4802
Fax: 212.536.3901
uche.ndumele@klgates.com

February 7, 2007

By EDGAR Transmission and by Courier

Mark P. Shuman
Branch Chief - Legal
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-4561
Mail Stop 4561

Re:
Enigma Software Group, Inc.
Amendment No. 2 to Form SB-2
Filed on November 20, 2006
File No. 333-136005

Form 10-KSB for fiscal year ended December 31, 2005
Forms 10-QSB for fiscal quarters ended
March 31, and June 30, 2006, as amended
File No. 0-50561

On behalf of Enigma Software Group, Inc., (“Enigma” or the “Company”), we hereby submit Enigma’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 18, 2006, regarding the above referenced Forms SB-2, Form 10-KSB and Forms 10-QSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Enigma. References herein to “we,” “us” and “our” refer to Enigma unless the context indicates otherwise.

Prospectus Summary, page 3

1.
In comment 15 of our letter dated October 20, 2006, we sought your computation of the 15% minimum amount of dilution to be experienced by the preferred holders. However, your response letter does not provide a detailed explanation and reconciliation of how this amount was determined. Please provide this information in your next response letter and expand the paragraph that immediately precedes the sub-section "Principal Product and its Market" accordingly. Revise the statement in this paragraph and elsewhere that the conversion price "is fixed, subject to certain adjustments. "You should instead emphasize that the conversion rate of Dutchess' debenture is a fluctuating 25% discount from the market price around the time of conversion, with a maximum conversion rate of $.07 per share. Similarly, throughout the filing the text describing the conversion rate of the preferred stock should emphasize that the conversion rate fluctuates with the conversion rate of the Dutchess debentures, as set forth in Article 3.2(d)(vi) of the Certificate of Designation of the Series A Convertible Preferred Stock, and is thus a discount of 25% from current market price.

Response:    Prior to the financing between the Company and Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (collectively “Dutchess”), Colorado Stark and Alvin Estevez, (the “Preferred Holders”) owned 74.2% of the Company’s common stock. Assuming Dutchess’ full conversion of debentures and exercise of the warrants into shares of the Company’s common stock that the Company is obligated to register, as well as the Preferred Holders conversion of their shares of preferred stock into shares of the Company’s common stock, Dutchess would own 58,000,000 shares of the Company’s common stock, the Preferred Holders would own 106,199,827 shares of the Company’s common stock, and the number of shares outstanding immediately prior to the time of such conversion would remain at 4,191,266. In this instance, the Preferred Holders would own 63.1% of the Company’s common stock, which represents a 15% decrease from the shares of common stock they owned prior to entering into the financing with Dutchess. The Certificate of Designation of the Series A Convertible Preferred Stock, the Debenture Agreement and the Warrant Agreement have an initial conversion price of $0.07. Furthermore, the conversion price of the Preferred Holders stock is subject to additional issuances of the Company’s securities. In the event that the shares of common stock underlying the Debentures and the Warrants are converted at a price lower than the conversion price of the preferred stock, the conversion price of the preferred stock will decrease accordingly, so as to maintain the potential ownership of the Preferred Holders.

The Company has revised the disclosure preceding the sub-section "Principal Product and its Market" on page 4 of the prospectus. The Company has also revised its disclosure pertaining to the conversion rate of the Dutchess debentures and the shares of the Company’s preferred stock. Please see pages 4 and 46 of the prospectus.

Risk Factors

2.	Please add a new risk factor that informs stockholders of the management entrenchment consequences of the conversion features of the preferred stock.

Response:     The Company has revised the disclosure as requested. Please see page 15 of the prospectus.

As of December 31, 2005, there was substantial doubt about our ability, page 7

3.
We note your revision to the subheading and we reissue prior comment 4. Please draft the subheading in a manner that clearly conveys to investors the significance of the auditor's going concern opinion, namely that the company may not be able to continue its operations and the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Response:     The Company has revised the disclosure as requested. Please see page 7 of the prospectus.

Our main product SpyHunter from which we have derived almost all, page 12

4.
Please refer to prior comment 5. Although we note your revisions to this risk factor, you have not specifically disclosed any of the competitive disadvantages, which you acknowledge exist, concerning your flagship product SpyHunter. While you may wish to retain a cross-reference to the more detailed discussion in the business section, the risk factor should be self-contained in alerting the investor to the competitive disadvantages currently existing. Revise to provide a brief description of the problems you have encountered that make this need to introduce new products or product enhancements a material risk to your company.

Response:     The Company has revised the disclosure as requested. Please see pages 12 of the prospectus.

Certain Relationships and Related Transactions, page 42

5.
Explain why Messrs. Stark and Estevez were selected as the only shareholders who would receive the "anti-dilution" protection associated with the new class of preferred stock. State whether the board of directors concluded that offering the opportunity to exchange common stock for the new class of preferred to Messrs. Stark and Estevez only was fair to non-affiliated shareholders and was in the best interests of Enigma Software. Explain the basis for any such conclusions.

Response:    The board of directors of the Company concluded that it was in the best interests of the Company to provide the Preferred Holders shares of the Company’s preferred stock in exchange for their shares of common stock. The issuance of the preferred stock came about as a result of negotiations among Dutchess, the Preferred Holders and the Company. The Preferred Holders founded the Company and have been instrumental in the operations and performance of the Company since inception. Furthermore, prior to the financing with Dutchess, Messrs. Stark and Estevez owned a substantial majority, specifically 74.2%, of the Company’s common stock. The Preferred Holders refused to stay with the Company unless they were afforded the anti-dilution protection as a result of the Dutchess financing. Dutchess was the only source of financing for the Company, and the Company could not have survived without the Dutchess financing as well as the management services of the Preferred Holders. The board of directors gave the Preferred Holders the anti-dilution protection they sought with respect to the new class of preferred stock. No other shareholder was in the same position as the Preferred Holders, and the board of directors believed that no other shareholder would want to relinquish the liquidity associated with the Company’s common stock in order to receive the anti-dilution protection of the preferred stock. There was no change in the ownership nor the rights of the non-affiliated shareholders of the Company based on the decision to issue shares of the Company’s preferred stock to the Preferred Holders. Based on these factors, the board of directors concluded that it was in the best interests of the Company to exchange the Preferred Holders shares of common stock with newly issued shares of the Company’s preferred stock.

6.
Specifically describe the meaning of the term "anti-dilution protection." Explain how the preferred stock operates to ensure that the minimum amount of dilution to be experienced by the holders of the preferred stock is 15%. Also explain what you mean in stating that the preferred stock ownership provides "anti-dilution protection of up to 85%." In your response letter, provide us an explanation of the computations that were used to derive the 15% and 85% amounts. You state that the number of shares issuable upon conversion of the preferred stock "works in conjunction with the number of shares issuable upon conversion of the Debentures." Explain the interaction in understandable terms. Discuss the mechanism whereby the interaction of the number of shares issuable upon conversion of the Debentures and the number of shares issuable upon conversion of the preferred stock yields "anti-dilution" protection that benefits the principal stockholders only.

Response:    The meaning of the term “anti-dilution protection” is the process of the Preferred Holders relatively maintaining their per share value of capital stock resulting from an increase in the total number of the Company’s shares. As explained above, the maximum amount of dilution to be experienced by the Preferred Holders is 15%, due to the fact that the conversion price of the preferred stock fluctuates with the conversion rate of the Dutchess debentures. The maximum 15% dilution stems from the fact that the Preferred Holders owned 74.2% of the Company’s common stock prior to the financing with Dutchess. In the event that Dutchess converts into the 58,000,000 shares of common stock pursuant to the conversion of the debenture at $0.02326 and the exercise of the entire warrant, and the Preferred Holders convert their shares of preferred stock into common stock at the initial conversion price of $0.07, along with the current outstanding shares of the Company’s common stock, the Preferred Holders ownership, consisting of 106,199,827 shares of common stock, would represent 63.1% of the Company’s common stock. Thus, the Preferred Holders will have suffered 15% dilution as a result of the financing, assuming that Dutchess converts all of the shares underlying the debentures and warrants. Furthermore, the phrase that the preferred stock ownership provides "anti-dilution protection of up to 85%” may be misleading, as the likelihood of those events converging in that manner is remote, as the preferred stock conversion price moves with the debenture conversion price as discussed below. Therefore, such phrase has been deleted from the prospectus.

Article 3 of the Company’s Certificate of Designation of the Series A Convertible Preferred Stock (the “Certificate of Designation”) states that if additional shares of the Company’s common stock are issued without consideration or for a consideration per share less than the initial conversion price of the Series A Preferred Stock, then the conversion price of the Series A Preferred Stock will be reduced concurrently with the issuance of such additional shares in order to increase the number of shares of common stock in which the Series A Preferred Stock is convertible. Article 3 of the Certificate of Designation also discusses the shares of common stock underlying the debentures. In the event of the conversion of the Series A Preferred Stock, and provided that the weighted average of the price per share of the shares underlying the debenture upon conversion, an average that takes into account the proportional relevance of each debenture, is less than the effective conversion price for the Series A Preferred Stock, the Series A conversion price will be adjusted so that it is equal to the weighted average of the price per share of the shares underlying the debenture upon conversion.

7.
The fourth paragraph under the heading "Description of Securities-Preferred Stock-Conversion Rights" appears to indicate that the conversion rate of the preferred stock will be reduced so that it equals the weighted average conversion rate of the debentures. Please explain this provision and how it operates in readily understandable terms. Provide several examples showing the effect that decreases in your stock price from its current level will have on the conversion rate of the preferred stock. Your disclosure currently emphasizes the ceiling conversion rate of $.07 per share that is provided to the holders of the debentures. However, it appears that the conversion rate is currently one and one-half cents. Use the current market price and show the impact of declines of 25%, 50% and 75% from current market price in presenting shareholders with information about the effect the floating conversion rate of the debentures may have on the holders of the preferred stock and on the interests of the independent common stockholders. It would be helpful if your examples show investors the combined effect of debenture conversions and preferred stock conversions at various decreasing prices and various increasing prices.

Response:    The Company has revised the disclosure as requested to provide examples in tabular form that shows the combined effect of debenture conversions and preferred stock conversion at various decreasing prices and various increasing prices. Please see pages 46-47 of the prospectus.

Principal Stockholders, page 44

8.
Please revise the beneficial ownership table to include a percentage in the column titled Percentage of Shares Beneficially Owned that is consistent with the requirements of Item 403 of Regulation S-B. The percentage should be calculated in accordance with Exchange Act Rule 13d-3(d)(1). Note that because there are other holders of the company's common stock, it is inappropriate to state that Messrs. Stark and Estevez hold greater than 100% of the common stock. In addition, given the two class structures, and the fact that Messrs. Stark and Estevez apparently do not currently hold any common stock, please provide a separate computation of the percentage of total voting power currently held by each officer and director and more than 5% holder.

Response:    The Company has revised the disclosure as requested to provide a separate computation of the percentage of total voting power held by each officer, director and more than 5% holder. Please see page 42 of the prospectus.

9.
We note your disclosure in footnote 3 to the beneficial ownership table that the company lacks sufficient authorized capital to permit Messrs. Stark and Estevez to fully convert preferred stock held by them. Further, we were unable to locate any terms of the agreement with the preferred holders rendering conversion of the preferred subject to shareholder approval. Given these circumstances, please clarify whether the company currently has sufficient authorized shares reserved for issuance upon conversion of the Dutchess convertible debentures. Tell us the basis for the legality opinion that "the unissued Shares have been duly authorized for issuance by the Company and, when issued and paid for as described in the Prospectus included in the Registration Statement, will be validly issued, fully paid, and nonassessable."

Response:    The Company currently has sufficient authorized shares reserved for issuance upon conversion of the Dutchess convertible debentures. Pursuant to the Company’s resolutions, dated June 28, 2006, the Company reserved 58,000,000 shares of its common stock to support the conversion of Dutchess’ debentures and warrants. Upon the Company’s agreement to enter into the financing with Dutchess, the Preferred Holders orally agreed not to convert their shares of preferred stock into shares of the Company’s common stock, due to the fact that such conversion would exceed the amount of authorized capital stock the Company is permitted to issue. The Preferred Holders have subsequently formalized the oral agreement they entered into with the Company in the form of a Lock-Up Agreement. The Lock-Up Agreement has been filed as an exhibit to the amended registration statement.

The legality opinion rendered by the Company’s counsel, pertaining to the unissued shares being duly authorized for issuance, was based on the reservation and conversion of the shares underlying the Dutchess debentures and warrants and not the conversion of the Preferred Holders shares of preferred stock. As an additional measure, Section 3.2(k) of the Debenture Agreement states that, if at any time the conversion of all the Debentures and exercise of all the Warrants outstanding would result in an insufficient number of authorized shares of the Company’s common stock being available to cover all the conversions, the Company will move to call and hold a shareholder’s meeting or have shareholder action with written consent of the proper number of shareholders within thirty (30) days, or such greater period of time if statutorily required or reasonably necessary to facilitate the Holder's conversions.

Financial Statements

Interim Financial Statements - 9/30/06

Condensed Statements of Operations, page F-3

10.
We note that you have changed the line item to "beneficial conversion expense" in response to prior comment number 21. It remains unclear to us why you continue to refer to this item as a "beneficial conversion." As we previously noted, this item appears to represent the fair value adjustments for derivatives and warrants. Please revise your statement of operations to rename this line item.

Response:     The Company has revised the statements of operations to rename this line item as you requested. Please see page F-3.

Note E - Selected Significant Accounting Policies, page F-7

[3] Stock-based compensation expense, page F-8

11.
You disclose that you adopted FAS 123(R) using the modified prospective method and therefore "compensation costs incurred through March 31, 2006 associated with vested and unvested incentive stock options were expensed in the first quarter of 2006. This resulted in a charge to earnings of $129,706 in that quarter." Please explain how your accounting complies with paragraph 74 of FAS 123(R). As part of your response, please explain why you recognized compensation expense for options that were already vested.

Response:    After revisiting FAS 123(R) the Company has revised its calculations of compensation costs for all quarters to be consistent with the provisions of FAS 123(R), as the Company now understands them, and as concurred with by the Company’s independent public accountants. Please see Note E [3] on page F-10.

Note G - Secured Convertible Debentures Due 2011, page F-9

12.
Your response to prior comment number 24 indicates that the warrant agreement does not contemplate settlement in unregistered shares. Please explain your basis for this statement. In this regard, we note that Section 3(b) of the warrant agreement appears to indicate that the warrant shares can be settled in restricted shares. Additionally, the penalty provisions described in Section 3(c) appear to relate only to a failure to deliver shares upon exercise of the warrants, and do not appear to provide for penalties in the event that unregistered shares are delivered. Please note that, based on our understanding, it does not appear feasible to register the issuance of the shares underlying the warrants at a subsequent time. To do so would be inconsistent with the legal requirement that the registration statement for the issuance of shares underlying the warrants must be filed before the initial offer of the shares underlying the warrants. In this instance the offer of the underlying shares appears to have commenced when the warrants were issued, yet no registration statement for the offer and sale of shares underlying the warrants had been filed at that time.

Response:    Section 3(b) of the warrant agreement does in fact state that the warrant shares can be settled in restricted shares, and the penalty provisions stipulated in Section 3(c) do not provide for penalties in the event that unregistered shares are delivered. The Company incorrectly summarized the relevant portions of the Warrant in our prior comment 24.

13.
Your response to prior comment number 25 indicates that you used the Black-Scholes model to value the conversion option. We question whether it is appropriate to use the Black-Scholes option-pricing model to value conversion options since the Black-Scholes model is mainly used to value put and call options and as such, the model does not take into account certain factors or characteristics found in conversion options which are not considered when valuing put and call options. However, we believe management is in the best position to determine the appropriate valuation techniques and assumptions for use in valuing your financial instrument. Management should ensure the methodology and assumptions used in valuing your financial instrument are appropriate and consistent with the objective of measuring fair value. Please explain to us how you have concluded that the Black-Scholes model is the appropriate model for valuing an embedded conversion option.

Response:    Black-Scholes-Merton (“Black-Scholes”) is an appropriate technique for estimating the fair values of employee-share options and similar instruments.  The conversion option of the Debentures when bifurcated from the debt host is, in essence, a “call option”.  Management has considered certain variables (i.e., the holder’s ability to convert the debt instrument prior to maturity) as significantly the same estimate as would be the case in converting the instrument at the end of the term.  Other dynamic variables accounted for in an “open model” (e.g., a binomial model), such as a change in dividends over the life of the debt instrument (five years), are considered to be a constant (zero) by management; and factors, such as expected volatility, are considered using a weighted-average assumption when entered into the Black-Scholes model (which would approximate any assumption made by management in an “open model”).  Management has considered all the facts and circumstances of this debt instrument and has deemed the use of a Black-Scholes formula to estimate the fair value of the conversion option to be appropriate and consistent with the measurement objectives of the accounting standards.  Management will consider a change in the valuation technique used to estimate fair value when we conclude that a different technique is likely to result in a better estimate of fair value.

Note I - Stockholders' Equity

Preferred Stock, page F-10

14.	Please tell us how you assessed the need to record a beneficial conversion feature related to the issuance of the convertible preferred stock. See EITF 98-5 and EITF 00-27.

Response:    Upon revisiting EITF 98-5 and EITF 00-27, with respect to the convertible preferred stock, the Company has determined that a beneficial conversion feature does exist with respect to the convertible preferred stock. The beneficial conversion feature of the preferred stock has been recognized in the restated Forms 10-QSB/A for the periods ended June 30, 2006 and September 30, 2006.

Note K - Stock Option Plan, page F-11

15.
We note your response to prior comment number 26 and it remains unclear to us where you have provided the disclosures required by paragraphs A240 to A241 of FAS 123(R). In this regard, your response appears to indicate that the minimum disclosures are those required by paragraphs 64, 65 and 84. Please note that paragraph 64 of SFAS 123R identifies various disclosure objectives, and indicates that paragraphs A240 and A241 provide the minimum information needed to achieve those objectives. As previously requested, please explain to us, in reasonable detail, how you have addressed each of the required disclosures identified in SFAS 123R, pars. A240 and A241. To the extent that any required items have been omitted, revise your disclosure to include those items. For additional guidance, please see the example disclosures in paragraph A241 of SFAS 123R.

Response:    We have revised our disclosures on the Stock Option Plan. Please see Note E [3] and Note K of the June 30, 2006 and September 30, 2006 restated Forms 10-QSB.

Annual Financial Statements -12/31/05

Note K - Stock Option Plan, page F-29

16.
We note your response to prior comment number 27. However, it remains unclear to us how your financial statements for the year ended December 31, 2005, or the proposed disclosures provided in your response, address the disclosures required by paragraphs 45 through 48 of FAS 123. Please explain to us how you have addressed each of the required disclosures included in paragraphs 45 to 48 of FAS 123. In the event you conclude that required disclosures have been omitted, revise to provide those disclosures.

Response:    We have revised our disclosures on the Stock Option Plan. Please see Note E [3] and Note K of the June 30, 2006 and September 30, 2006 restated Forms 10-QSB.

Form 10-QSB/A for the Quarterly Period Ended June 30, 2006

Financial Statements

17.
We note that you have restated your financial statements however you have not labeled them as "restated." We also note that you have not provided the disclosures required by paragraph 26 of FAS 154. Please amend your Form 10-QSB for the period ended June 30, 2006 to properly label the financial statements "as restated" and to provide the disclosures required by paragraph 26 of FAS 154.

Response:    The Company has revised its financial statements so as to label them as restated. Please see pages 4-6 of the Company’s Form 10-QSB/A for the period ended June 30, 2006. The Company has also provided the disclosures required by paragraph 26 of FAS 154. Please see pages 7 and 8 of the Form 10-QSB/A. Also please see pages 4-7 of the Company’s Form 10-QSB/A for the period ended March 31, 2006 and pages 4-8 of the Company’s Form 10-QSB/A for the period ended September 30, 2006.

Item 3. Controls and Procedures, page 29

18.
We note the revisions made to your disclosures in response to prior comment number 19. However, it remains unclear to us how you have been able to conclude that your disclosure controls and procedures were effective in light of the revisions made to your financial statements as of June 30, 2006 and the material weaknesses identified. As previously requested, please explain to us the basis for your conclusion that your disclosure controls and procedures were effective as of June 20, 3006 (sic.). Similar concerns apply to the Form 10-QSB for the quarter ended September 30, 2006.

Response:    Upon further reflection and after revisiting FAS 123(R), EITF 98-5, EITF 00-27 the Company has concluded that its disclosure controls and procedures were not effective for the quarters ended June 30 and September 30, 2006 with respect to financial reporting requirements. As discussed in these filings, and their restated and amended counterparts, the Company does not have a large financial function. The Company is insufficiently staffed to handle the complexities inherent in these highly technical pronouncements and relied upon the quarterly review by its independent public accountants to provide technical guidance in these matters. Management is now confident that it understands the nuances of these highly technical pronouncements as they affect the Company’s complicated financial structure, and the deficiencies and weaknesses have since been corrected.

19.
We note the disclosure under the heading "Changes in Internal Control Over Financial Reporting" which indicates that there were no changes in your internal control over financial reporting that "could have significantly affected those controls subsequent to the date of the evaluation." Please tell us why you believe this language satisfies your disclosure obligation under Item 308(c) of Regulation S-B, which requires disclosure of changes that occurred in the last fiscal quarter that have "materially affected, or are reasonably likely to, materially effect, the registrant's internal controls." Similar concerns apply to the Form 10-QSB for the quarter ended September 30, 2006.

Response:    The Company has revised the disclosure to mirror the disclosure obligation under Item 308(c) of Regulation S-B to state that there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to, materially effect, the Company's internal controls. Please see page 32 of the June 30, 2006 Form 10-QSB/A Amendment No. 2. The Company has also revised such disclosure in its Form 10-QSB/A for the quarter ended September 30, 2006. Please see our response to comment # 20.

Form 10-OSB for the Quarterly Period Ended September 30, 2006

Item 3. Controls and Procedures, page 29

20.
Your disclosure regarding a material weakness that existed as of June 30, 2006 is unclear with respect to whether the material weakness continued to exist as of September 30, 2006. To the extent that it was resolved prior to September 30, 2006, it appears that corresponding disclosure regarding the changes in your internal control would be required under section B of this Item. To the extent that the material weakness continued to exist as of September 30, 2006, clear disclosure to this effect is required. Please revise your disclosure under this section to revise this inconsistency.

Response:    The Company has revised the disclosure in its September 30, 2006 10-QSB/A to reflect the fact that such material weakness continued to exist as of September 30, 2006. Please see page 33 of the Company’s September 30, 2006 Form 10-QSB/A.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2

21.
You issued shares of preferred stock to Messrs. Stark and Estevez during the most recent three years. Tell us why the sale of these shares is not disclosed in this section. Provide the information required by Item 701 with respect to that unregistered issuance of securities.

Response:     The disclosure required by Item 701 of Regulation S-B with respect to the preferred stock issued to Messrs. Stark and Estevez has been provided in Item 26, and the lack of such disclosure in Amendment No. 2 to the Company’s Registration Statement was an oversight. Please page II-2 of the prospectus.

If you have any questions with regard to the foregoing or require any further information, please contact me at (212) 536-4802. Because the Company hopes to complete its offering as soon as practicable, if there is anything that we can do to expedite your review, please let me know as soon as possible.

    Sincerely,

                                    /s/ Uche D. Ndumele
    Uche D. Ndumele

cc:	Via Facsimile Alvin Estevez Enigma Software Group, Inc. Facsimile: (203) 921-0349